Becoming a leader in the North American Body-in-White market Constellium reaches agreement for the acquisition of Wise Metals October 6, 2014 [Revised] 1 Exhibit 99.1

This presentation contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,”
“would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this presentation.
These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the closing conditions will not be satisfied in a timely manner or at all; the ability of Constellium and Wise Metals Group to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the proposed transaction, which could limit Constellium’s operating flexibility and opportunities;
Constellium’s inability to complete the anticipated financing as contemplated prior to the commitment letter or otherwise secure favorable terms for such financing; failure to receive, delays in the receipt of or unacceptable or burdensome conditions imposed in connection with any required regulatory approvals and the satisfaction of the closing conditions to the transaction; the potential failure to retain key employees as a result of the proposed transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the proposed transaction; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-
F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission.  Moreover, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the offering memorandum or to reflect the occurrence of unanticipated events.
This presentation contains the terms Adjusted EBITDA, Adjusted EBITDA per metric ton and Net Debt, which are supplemental measures not required by, or presented in accordance with, accounting principals generally accepted under IFRS as issued by IASB (“GAAP”). Adjusted EBITDA, Adjusted
EBITDA per metric ton and Net Debt are not measurements of financial performance under GAAP and should not be considered as an alternative to operating or net income determined in accordance with GAAP. These measures may not be comparable to similarly titled measures of other companies. The presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable financial measure. These non-
GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. All references to
“tons” are metric tons.
This presentation is neither an offer to sell nor a solicitation of an offer to buy securities.
This presentation contains industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Statements as to our market position relative to our competitors are based on volume (by metric tons) for the year ended December 31, 2012 or December 31, 2013 and, unless otherwise noted, internal analysis and estimates may not have been verified by independent sources.

Immediately accretive to earnings per share
Estimated transaction synergies of $25 – $30 million annually - phased in over three years
Combined pro forma free cash flow positive in 2017, and thereafter, following significant growth capital expenditure in 2015 and 2016
Expected return from transaction significantly above Constellium’s cost of capital
Supplemental Wise Metals Transaction Information- Expected Benefits

Base case return in mid-teens
Higher return scenarios in upper-teens by optimizing scarce hot mill capacity towards high return products
Capacity to meet further increases in long-term BiW demand
Acquisition financing composed of a prudent mix of debt and equity
Target net debt to EBITDA range 3.0 – 3.5x

Didier Fontaine
Chief Financial Officer of Constellium
Prior to joining Constellium,  Didier served as Executive Vice President, Chief Financial
Officer and Information Technology Director at Plastic Omnium, a worldwide leading auto parts manufacturer listed on Euronext Paris
Management Participants
Pierre Vareille
Chief Executive Officer of Constellium
Former Chairman and CEO of FCI (global leading manufacturer of connectors), former
CEO of Wagon, a UK company listed on the LSE, former member of the executive committee in charge of the aluminum conversion sector at Pechiney, former Chairman and
CEO of Pechiney Rhenalu

Transaction Highlights

Acquisition of Wise Metals for $1.4 billion
$455 million in cash and $945 million in assumption of debt obligations
In 2015, Wise should generate more than $140 million of EBITDA and $80 million of operating cash flow excluding capex, growing to a recurring $120 million over the next 5 years
Expected to contribute in excess of $230 million and $370 million of EBITDA in 2020 and 2025, respectively, once capacity expansion is completed
Financing
Deutsche Bank has provided a committed bridge facility to finance the transaction
Transaction will be funded with a mix of debt and equity
Preserve Constellium’s strong capital structure and liquidity
Constellium has a strong commitment to maintaining a robust credit rating
Strategic rationale
Provides immediate access to scarce hot mill capacity with plans to expand to serve the rapidly growing Body-in-White (“BiW”) market
Constellium is expected to achieve first BiW shipments in 2018; continue to produce can sheet
Strong near-term ramp-up in can sheet production with committed long-term contracts creates healthy operating cash flow to fund the expansion
Significantly increases scale, creating a global leader in its three key end-markets, with expansion upside
Transforms Constellium into a more balanced global portfolio with increased exposure to North America
BiW North America is the fastest growing end market for aluminum
North American BiW market is expected to grow to 1.3 million tons by 2020 and greater than 2.0 million tons by 2025 (from almost nothing in 2013)
Constellium’s goal is to attain at least a 20% market share before 2025

Acquisition of Wise Metals Expands Constellium’s North American
Presence and Accelerates its Body-in-White Growth

Provides hot mill
capacity in
North America
Provides platform to accelerate Constellium’s BiW footprint into North America, becoming a top 3 player in this rapidly growing market
Adds immediate access to 450 finished ktons of hot mill capacity with plans to expand to over 700 finished ktons and long-term optionality to allocate scarce hot mill capacity
Is one of a few wide hot mills in the United States capable of producing automotive sheet
Replacement value of facility in excess of $2 billion
Significantly
increases scale
Creates global aluminum rolled products leader in Constellium’s three key end-markets – aerospace, automotive and packaging – with expansion upside
Improves competitive position and allows Constellium to better serve its global customer base
Increases technological capabilities and product development resources, and provides greater operational flexibility
Globalizes
Constellium’s
portfolio
Transforms Constellium into a more balanced global portfolio
Increases exposure to North America, with 2013 sales in the North American market increasing to
30% pro forma (vs. 14% standalone)
Adds a strong can sheet business in North America that will continue to complement Constellium’s leading position in Europe

Source: Company information
* Wise Metals
Wise Metals is a Natural Fit with Constellium’s Asset Portfolio and
Strategy
Wise Metals Overview
2013 shipments breakdown by product
Map of rolling and finishing facilities
Leading aluminum can manufacturing facility based in Muscle
Shoals, Alabama
Robust hot line at Muscle Shoals plant
Sources approximately 75% of its aluminum through captive
recycling operations
North America’s top 3 producer of aluminum can stock for the beverage industry
~20% market share in North American beverage can sheet
80% of can business over next four years contracted with key, investment-grade customers, providing strong cash flow
generation to support company transformation
Muscle Shoals plant ideally located to serve major automotive manufacturing facilities in the southeastern United States
Reputation of excellent product quality and service to
customers
Single production site with approximately 1,250 employees

Solid business with strong growth potential to support global capacity increase and BiW developments
Ravenswood
Bowling Green
Muscle Shoals
71%
23%
2%
4%
End stock
Tab stock
Other
Body stock

2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020

Constellium

BiW Market Development in North America
The switch to aluminum intensive vehicles is expected to create demand in excess of announced capacity
Analysts forecast the North American BiW market to be greater than 2 million tons by 2025
BiW North American demand forecast (ktons)
Announced finishing capacity for BiW (ktons)
(1) Based on analyst projections
Source: Constellium estimates

1,500 – 3,200
(1)
2020
Note – does not include Wise facility
1,600
1,300
Potential Probable 2025+ outlook
32 39
45
59
68
166
406
649
858
1,023
1,078
1,078

Planned Investments at Wise Metals Facility to Expand North American
BiW Operations

Constellium plans to invest approximately $700 million - $750 million in Wise between 2015 and 2022 to develop the plant
$250 million - $300 million in Wise’s casthouse and hot line to increase rolling capacity from 450 finished ktons to over 700 finished ktons; the incremental capacity is expected to be allocated 70% to BiW and 30% to can
Approximately $450 million to build and commission dedicated BiW rolling / finishing capacity of 200 ktons, ramping-up in 2018
Investments are expected to be funded with operating cash flow generated by Wise Metals and existing Constellium resources
Can business ramp-up to 500 ktons of fully contracted volume in 2016
Positive operating cash flow (after growth capital expenditure) achieved by 2017 (and positive on a pro forma basis), with strong free cash flow growth afterwards
Strong acceleration of free operating cash flow generation corresponding to the BiW ramp-up to 2020 and beyond
These investments will complement Constellium’s existing BiW projects both in the United States and Europe
Expected volume growth (ktons) Expected EBTDA growth ($ mm)
1.7x
Can &
other
BiW
Planned capital expenditure ($ mm)
$64
$161
$241
$184
$118
2014 2015 2016 2017 2018
401
550 - 600
>700
2014 2020 2025
$116
$140
>$230
>$370
2014 2015 2020 2025
3.2x

Strong Free Cash Flow after Growth Capex Completion

Constellium has signifiant capital resources to fund their planned capital expenditures
Growth capex will be funded by cash flow from operations as well as strong liquidity of in excess of €700 million
Pro forma capital expenditures (€ million)
€400
€450
€350
€265
2015 2016 2017 2018
Constellium Wise Metals

Financially Compelling Transaction

Transaction and financing Expected financial benefits
Acquisition of Wise Metals for $1.4 billion; $455 million
in cash and $945 million in assumption of debt
obligations
Bridge facility provided by Deutsche Bank
Transaction to be funded with a mix of debt and equity
securities
Preserve Constellium’s strong capital structure and
liquidity
Strong commitment to maintaining a robust credit
rating
Target net leverage to EBITDA of less than 3.5x
Returns of investment significantly above cost of capital
Cash tax savings of more than $225 million NPV including
benefit of tax step and tax consolidation of North American
assets
Synergies generated through best practices, productivity
improvements and SG&A reduction of $25 - 30 million
annually - phased in over three years
Significant upside from working capital optimization
Immediately accretive to earnings per share
Significant interest savings once Wise debt is refinanced
Robust operating cash flow generated as 80% of Wise’s can
business is contractually committed through 2018 in excess of
500 ktons
Further upside by optimizing scarce hot mill capacity towards high return products
Additional capital expenditures expected to be
funded with operating cash flow generated by Wise
and existing Constellium resources
Accretive EBITDA / ton in excess of $500 / ton after full
ramp-up of BiW

Impact
of Wise
Profitability
We are a value-added leader in converting aluminum into highly profitable products
Focused on selected high-end products and high-growth markets
Secure our business with long-term contracts
We seek to maximize return on invested capital and adjusted EBITDA over long run
A portion of our business (P&ARP) is lower margin, but stable and highly predictable while resilient during periods of economic downturn
Productivity
We implement productivity and cost improvement measures to grow margins
We actively manage working capital to maximize cash flow
Risk
management
We hedge to minimize the volatility of our cash flow resulting from movements of LME prices and foreign exchange rates
Our business model enables effective hedging against metals price through either back to backs or financial hedging
Financial profile
Strong liquidity of €746 million, of which €403 million is cash as of June 30, 2014
Seeking to maintain ample minimum liquidity going forward
Target net debt/adjusted EBITDA of 3.5x with medium term target of less then 3.0x
Free cash flow after growth capex applied to debt reduction
Capital
investment
Disciplined capital investment program
Announced BiW investments in Europe and US for €200 million and $150 million (1) , respectively, and casthouse investments for AIRWARE® in Europe for €70 million (2)
Plan to invest $250 - 300 million in Wise casthouse and hotline to increase rolling capacity by 250 finished ktons
Plan to invest $450 million in BiW rolling/finishing capacity of 200 ktons with further expansion potential

(1)    Represents total expected investment by UACJ and Constellium in the joint venture; Constellium’s attributable portion is expected to be 51%.  (2)   Phase II investment previously announced plus new
Phase III acceleration.
Source: Company information
Our Business Model Remains Unchanged

Expanded Constellium at a Glance
Aerospace
Market growth forecast : 8%
Automotive
Market growth forecast
continues to increase
Packaging
Market growth forecast : 3%
Aerospace plates: #1 world-wide
Aluminum crash management systems: #2 world-wide
Major player in auto body sheet: #4 world-wide
Can body stock: #1 Europe
Can stock: #3 North America
Closures: #1 world-wide
(1) Source: Airline Monitor February 2014. Represents 2012-2017 CAGR for airplane deliveries. (2) Source: CRU Automotive. Reflects 2012-2015 CAGR for North America passenger cars and Western
Europe auto body. 2013-2018 CAGR for auto body market in North America and Western Europe estimated at 31%. (3) Source: CRU. Represents 2013-2018 CAGR for Western and Eastern Europe can
stock market. (4) Numbers in parenthesis represent Constellium standalone geographic and segment breakdown.
An innovative aluminum converter focused on high margin global markets

2013 Adjusted EBITDA by operating segment
(4)
Total 2013 pro forma Adjusted EBITDA: €349 million
2013 sales by geography
(4)
Total 2013 pro forma sales: €4,417 million
(*) formerly 14% excluding Wise
North
America (*)
Germany
France
United
Kingdom
Other Europe
Other
12%
19%
22%
8%
6%
3%
Asia / Pacific
30%
Aerospace &
Transportation
Packaging &
Automotive
Rolled Products
Automotive
Structures &
Industry
34%
49%
17%
(21%)
(42%)
(37%)
(1)
(3)

Enabling a unique combination of Constellium’s engineering expertise and innovation with Wise
Metals’ strong asset base and the available capital to develop Wise to its full potential
Accelerating exposure to the fast growing BiW business in North America with a controlled execution plan and positioning Constellium as a global leader in this market
Creating global leadership and a more balanced geographic portfolio in Constellium’s three key markets – aerospace, automotive and packaging
Accelerating operating cash flow and earnings growth while maintaining a conservative capital structure and strong liquidity
Transforming Constellium

Appendix: Supplemental materials 15

Hot
Warm Cold
Cold Mill
Continuous
Furnace
Chemical
Conversion
Casting & Recycling
Melting Furnace
Holding Furnace &
Metal treatment
Direct Chill Casting
Hot Rolling
Pre-heat /
Homogenizing
Reversing
Hot Mill
Tandem
Hot Mill
Cold Rolling
Solution Heat Treatment
Slitting
Cutting / blanking
Finishing & Packing
Shipping
$0.5B*
$0.8B*
$0.8B*
* including equipment for canstock production
Wise’s equipment value
Process Flow For Automotive Sheet
$0.2B* - currently no
auto finishing
& Conversion